

05040906

MMISSION

Washington, D.C. 20549

PROCESSED MAR 31 2005 THOMSON FINANCIAL

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUTLER CAPITAL INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 E. SOUTH STREET SECOND FLOOR, SUITE 3
(No. and Street)

CHARLOTTESVILLE (City) VA (State) 22902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN SUSSMAN 603-434-3594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID I. WEISS CPA, PLLC
(Name – *if individual, state last, first, middle name*)

469 SEVENTH AVENUE (Address) NEW YORK (City) NY (State) 10018 (Zip Code)


SEC MAIL
RECEIVED
MAR 0 2 2005
WASH. D.C.

PROCESSED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONNA L. TOMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUTLER CAPITAL INVESTMENTS, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COMPLIANCE OFFICER
Title

Notary Public

AMY R. KEYSEEAR
Notary Public
Commonwealth of Virginia
My Commission Expires Mar 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER CAPITAL INVESTMENTS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2004

BUTLER CAPITAL INVESTMENTS, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS	Page Number
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition as at December 31, 2004	2
Statement of Income for the Year Ended December 31, 2004	3
Statement of Members' Equity for the Year Ended December 31, 2004	4
Statement of Cash Flows for the Year Ended December 31, 2004	5
NOTES TO FINANCIAL STATEMENTS	6-9
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2004	10
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL	11-13

David I. Weiss CPA, PLLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

(212) 695-5771
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT

To The Members of
Butler Capital Investments, LLC

We have audited the accompanying statement of financial condition of Butler Capital Investments, LLC as at December 31, 2004 and the related statements of income, members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Commission. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler Capital Investments, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David I. Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
Certified Public Accountants

February 25, 2005
New York, New York

BUTLER CAPITAL INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 1,905,899
Accounts Receivable (Note 2)	3,908,728
Prepaid Expenses	25,724
Property and Equipment, Net of Accumulated Depreciation of $85,790 (Notes 2 and 3)	118,157
Website - Net of Accumulated Amortization of $2,584 (Note 2)	12,916
Security Deposits	29,409
TOTAL ASSETS	$ 6,000,833

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued Expenses	$ 1,321,817
Income Taxes Payable (Note 2)	45,966
Note Payable (Note 4)	37,607
Deferred Income Tax (Note 2)	16,126
TOTAL LIABILITIES	1,421,516
COMMITMENTS AND CONTINGENCIES (Note 6)	
MEMBERS' EQUITY	4,579,317
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,000,833

See Notes to Financial Statements

BUTLER CAPITAL INVESTMENTS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		
Fee Income	$ 11,521,202	
TOTAL REVENUES		$ 11,521,202
EXPENSES		
Salaries and Wages	277,138	
Commission Expense	3,325,790	
Payroll Taxes	79,699	
Repairs and Maintenance	4,271	
Travel and Promotion	88,984	
Professional Fees	171,597	
Depreciation and Amortization Expense	39,766	
Computer and Data Processing	52,579	
Rent and Utilities	166,005	
Office Supplies	34,922	
Advertising and Marketing	3,850	
Telephone	56,652	
Auto Expenses	14,340	
Consulting and Recruitment Fees	27,618	
Insurance, Including Group Hospitalization	142,953	
Research	2,890	
Registration and Regulatory Costs	6,898	
Dues and Subscriptions	18,491	
Continuing Education	5,390	
Miscellaneous Expenses	6,657	
LLC Filing Fee	500	
Reimbursed Expenses	19,122	
TOTAL EXPENSES		4,546,112
NET INCOME BEFORE OTHER INCOME AND (EXPENSE) AND PROVISION FOR INCOME TAXES		6,975,090
OTHER INCOME (EXPENSE)		
Interest Income	4,498	
Interest Expense	(1,712)	
TOTAL OTHER INCOME (EXPENSE)		2,786
NET INCOME BEFORE PROVISION FOR INCOME TAXES		6,977,876
PROVISION FOR INCOME TAXES (Note 2)		62,092
NET INCOME		$ 6,915,784

See Notes to Financial Statements

BUTLER CAPITAL INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

MEMBERS' EQUITY - JANUARY 1, 2004	$ 1,297,267
NET INCOME	6,915,784
MEMBERS' DISTRIBUTIONS	3,633,734
MEMBERS' EQUITY - DECEMBER 31, 2004	$ 4,579,317

See Notes to Financial Statements

BUTLER CAPITAL INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 6,915,784
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation and Amortization Expense	$ 39,766	
Changes in Assets and Liabilities:		
Accounts Receivable	(2,544,815)	
Prepaid Expenses	(17,829)	
Accrued Expenses and Other Liabilities	1,057,266	
Income Taxes Payable	45,966	
Security Deposits	(4,500)	
Deferred Income Taxes	16,126	
Total Adjustments		(1,408,020)
Net Cash Provided by Operating Activities		5,507,764
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Property and Equipment	(106,401)	
Purchase of Website	(15,500)	
Net Cash Applied to Investing Activities		(121,901)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Distributions	(3,633,734)	
Principal Payments of Notes Payable	(8,468)	
Net Cash Applied to Financing Activities		(3,642,202)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,743,661
CASH AND CASH EQUIVALENTS - JANUARY 1, 2004		162,238
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2004		$ 1,905,899

See Notes to Financial Statements

BUTLER CAPITAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

Note 1 - NATURE OF ORGANIZATION

Butler Capital Investments, LLC (the "Company") is a limited liability company formed in the State of New York on September 24, 2001. The Company is an investments marketing firm and is registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

The Company transacts its business with clientele principally located in the United States.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business.

Accounts Receivable: No allowance for doubtful accounts has been provided for based on prior years' experience and management's analysis of possible bad debts.

Intangible Assets: The website costs are capitalized and amortized using the straight line method over a period of three years.

Basis of Accounting: The company maintains its books and records on the accrual basis of accounting. On the accrual basis, expenses are recognized when incurred and revenues are recognized when earned.

Property and Equipment: Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Depreciation by this method does not differ materially from the straight-line method over the respective useful lives of the assets.

Provison for Income Taxes: For income tax purposes, the Company is treated as a partnership. Accordingly, no provision has been made for Federal and State income taxes since the net income of the Company is to be included in the tax returns of the individual members.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Local income taxes are provided based on statutory rates.

In accordance with the Financial Accounting Standards Board Statement No. 109, the objective of accounting for income taxes is to recognize the amount of current and deferred tax liabilities and assets at the date of the financial statements. Deferred tax liabilities and assets result from timing differences of certain transactions between the amounts reported for financial accounting and income tax purposes. The deferred income taxes prevent the tax effect of these timing differences from distorting income applicable for financial statement reporting. The Company recognizes the tax effects primarily in the treatment of receivables and payables.

The local income tax provision for partnership income taxes for the year ended December 31, 2004 consisted of the following:

	City
Provision for Current Income Taxes	$ 45,966
Provision for Deferred Income Taxes	16,126
Total Provision for Income Taxes	$ 62,092

Use of Estimates: The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as to the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

BUTLER CAPITAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

Note 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	Cost
Furniture and Fixtures	$ 30,720
Office Equipment	29,358
Computer Equipment	97,869
Vehicle	46,000
	203,947
Less: Accumulated Depreciation	85,790
Total	$ 118,157

Note 4 - NOTE PAYABLE

Note payable to U.S. Trust in monthly installments of $848 through December 2008 including interest at 3.99%. Secured by vehicle.

Maturity of the Note Payable is as follows:

Year	Amount
2005	$ 8,823
2006	9,186
2007	9,564
2008	10,034
2009	--
	$ 37,607

Note 5 - NET CAPITAL REQUIREMENT

As a member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. In accordance with the rule the company is required to maintain a minimum net capital of $94,768. At December 31, 2004 the Company had net capital of $1,712,143 which exceeded its requirement of $94,768 by $1,617,375.

Note 6 - COMMITMENTS AND CONTINGENCIES

Operating Lease on Premises

The Company rents its offices used in its operations and reflects these payments as rental expenses in the periods to which they relate. The aggregate minimum noncanceled commitments for the leased premises over their remaining terms are approximately as follows for the period ended December 31:

Year	Amount
2005	$115,334
2006	32,130
2007	16,380

SUPPLEMENTARY INFORMATION

BUTLER CAPITAL INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

MEMBERS' EQUITY		$ 4,579,317
DEDUCTIONS AND/OR CHARGES		
NONALLOWABLE ASSETS (LIABILITIES)		
Accounts Receivable	$ 2,680,968	
Property and Equipment, Net	118,157	
Prepaid Expenses	25,724	
Security Deposits	29,409	
Website, Net	12,916	
TOTAL DEDUCTIONS AND/OR (CHARGES)		2,867,174
NET CAPITAL, AS DEFINED		1,712,143
MINIMUM NET CAPITAL REQUIREMENT, the greater of 6 2/3% of Aggregate Indebtedness, or $5,000		94,768
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 1,617,375

The difference between the net capital in excess of requirement in the above computation and the computation included in the Company's corresponding unaudited Focus Report Form X-17A-5 Part IIA filing is due to net year-end audit adjustments totaling approximately $98,500.

See Notes to Financial Statements

David I. Weiss CPA, PLLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

(212) 695-5771
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Members of
Butler Capital Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Butler Capital Investments, LLC (the "Company") for the year ended December 31, 2004, we considered internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risks that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and that, alternatively, greater reliance must be placed on surveillance by management.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Butler Capital Investments, LLC for the year ended December 31, 2004 and this report does not effect our report thereon dated February 25, 2005. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

To The Members of Butler Capital Investments, LLC

This report is intended solely for the information and use of the management of the Company, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

David I. Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
Certified Public Accountants

February 25, 2005
New York, New York